

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 23, 2010

Via U.S. Mail and Fax

Mr. Brooks Sherman
Chairman and Chief Executive Officer
Integrated Security Systems, Inc.
2009 Chenault Dr. Suite 114
Carrollton, TX 75006

Re: Integrated Security Systems, Inc.
        Form 10-K for the Fiscal Year Ended June 30, 2009
        Filed September 30, 2009
        File No. 1-11900

Dear Mr. Sherman:

We have reviewed your supplemental response letter dated February 18, 2010 as well as your filing and have the following comments. As noted in our comment letter dated February 4, 2010 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended June 30, 2009

Financial statements

Note 6 - Debt

Debt conversion in fiscal year 2009, page 28 of 52

1. Refer to your response to prior comment 1 from our letter dated February 4, 2010. It appears to us you had induced conversions of your convertible secured and non-secured debt. If so, you should recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms. For your guidance refer to ASC 470-20-40-16-17 and revise.

2. The form of debt conversion agreement filed as Exhibit 10.1, included in the 8-K filed on July 15, 2009 and your disclosure in Note 6 indicated that you agreed to convert the debt at a purchase/conversion price of $.06; however it appears that the conversion occurred at $.04. Please explain.

3. Refer to your response to prior comment 2 from our letter dated February 4, 2010. Based on your response, it appears that approximately 80% of the debt converted into common shares was due to shareholders. Therefore, any gain (or loss) recognized in connection with the conversion of debt due to shareholders should be recorded as a capital transaction. Please revise.

Item 9A (T). Controls and Procedures, page 37 of 52

4. We note your response to prior comment 3 from our letter dated February 4, 2010. We further note that you only provided a conclusion regarding disclosure controls and procedures as required by Item 307 of Regulation S-K, yet you did not provide the disclosures regarding management's assessment of the effectiveness of its internal control over financial reporting as of June 30, 2009, including a statement as to whether or not internal control over financial reporting is effective as required by paragraph (a) (3) of Item 308T of Regulation S-K. Since you filed an annual report for the prior fiscal year, you are required to report on your management's assessment of internal control over financial reporting. Please note that such a conclusion on the effectiveness of your internal control over financial reporting should be separate from your evaluation of disclosure controls and procedures.

Forms 10-Q for the quarters ended September 30, 2009 and December 31, 2009

Item 4 Controls and procedures, page 14 of 17

5. We note your response to prior comment 4 from our letter dated February 4, 2010. It appears that you have mistakenly combined your assessments of "disclosure controls and procedures" and "internal control over financial reporting," since your Form 10-Q for the quarter ended December 31, 2009 states that "internal controls over financial reporting were not effective as of December 31, 2009." Please note that you should disclose your conclusions regarding the effectiveness of your *disclosure controls and procedures* as of the end of the period covered by each respective Form 10-Q. Accordingly, please amend both Forms 10-Q for the quarters ended September 30, 2009 and December 31, 2009 to state affirmatively that your disclosure controls and procedures were not effective as of the end of each period covered by these reports. Refer to Item 307 of Regulation S-K.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director